UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 30, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: October 30, 2007

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
30 October 2007
THIRD QUARTER 2007
PRODUCTION REPORT
(Quarterly report for the three months ended 30 September 2007. All dollar figures refer to US dollars.)
Group Highlights
•	Gold production for the quarter of 157,000 oz

•	Production included 523 oz from Ballarat

•	Sales of 172,000 oz of gold in the quarter at an average price of $677/oz, compared with $664/oz inQ2

•	Company’s shares successfully listed on the Toronto Stock Exchange
Operational Highlights
Lihir Island operations
•	Material movements of 12.5 million tonnes in Q3, down from 15.6 million in Q2, due to industrial action and shovel downtime in the quarter

•	Autoclave throughput of 970,000 tonnes, down from 1.08 million tonnes in the prior quarter due to industrial action and planned maintenance

•	Autoclave feed gold grade increased to 5.91 g/t from 5.45 g/t in the June quarter, benefiting from flotation concentrate production

•	Flotation circuit and expanded geothermal power station were in operation during the quarter

•	Total cash costs per ounce increased to $358 in the quarter, from $273 in the second quarter
Operational Highlights continued
Ballarat Gold operations
•	Record quarterly underground development of 1,069 metres

•	Construction of leach plant progressing towards completion this year

•	Golden Point shaft development commenced

•	Ballarat East Indicated Resource increased 27% to 305,000 oz
Outlook
•	Production guidance for 2007 reduced to ~ 750,000 oz, due to strike and production delays in Q4

•	Total cash costs/oz for the full year to be in the upper $200s

•	Long-term growth strategy remains on track to achieve total annual production rate of +1.2 million oz over the next 3 to 4 years
Third Quarter Production Report for the three months ended 30 September 2007 Page 1 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
Lihir Gold Ltd (LGL) produced 156,991 oz of gold in the third quarter of 2007, taking year to date production to 532,721 oz.
Output in the quarter was significantly below expectations, affected by industrial action at the Lihir Island operations.
Employees at Lihir stopped work on 31 August without prior notice, causing production to cease across the operation. The stoppage was related to a variety of issues, including levels of expatriate employment, rosters, fly-in/fly-out arrangements and general compensation issues.
Discussions between management, government officials and employee representatives led to a resumption of work on 7 September. A committee involving management, employees and local community leaders, under an independent chairman, has been formed to consider these issues.
While the return to work enabled mining operations to resume, the process plant did not return to full production until 14 September, due to delays in restarting oxygen production.
This is the first extended industrial action to have taken place at Lihir since the operation commenced production in 1997. It comes after very significant and necessary change that has been occurring over the past two years as new operating disciplines have been put in place. We strongly recognize the need for an engaged and committed workforce. The company’s vision of “People, Results, Growth” demonstrates the high priority we attach to maintaining an open and trusting partnership between management and the workforce in general. We will continue to work diligently to achieve that goal.
Despite the industrial action, good progress was achieved on a number of fronts in the quarter.
•	The flotation circuit commenced operation. The commissioning process exposed initial problems with the ball mill which have since been resolved and the circuit is now in full production.

•	The expanded 50 MW geothermal power plant was in place for the full quarter, and additional steam wells were being installed to supply sufficient steam to enable it to operate at full capacity as existing wells are mined out.

•	At Ballarat, underground development continued at record pace.

•	Government approvals for the construction of a new ventilation shaft at Golden Point were received in early July, and construction is now progressing.

•	Construction of the next stage of the Ballarat process plant was well advanced, with the leach reactor to commence commissioning in November.

•	At a corporate level, the company’s shares were successfully listed on the Toronto Stock Exchange on 18 September, providing Canadian and North American investors with increased access to the stock.
Production Overview
Lihir Island Operations
Gold production for the quarter was 156,468 oz, down from 182,428 oz in the second quarter.
In addition to the industrial dispute described above, production at Lihir was impacted by shovel failures in the pit and problems with the commissioning of the new ball mill in the flotation circuit.
By the end of the quarter, these issues had largely been overcome and operating performance had significantly improved.
Third Quarter Production Report for the three months ended 30 September 2007 Page 2 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Despite the industrial action, good progress was achieved on a number of fronts in the quarter.
The reduced production at Lihir, combined with the relatively fixed cost base, lower than expected geothermal power production, increased fuel costs and adverse exchange rates, led to a short term increase in unit costs. Gross cash costs rose to $497 per ounce from $394 in the second quarter, and total cash costs were at $358 an ounce compared with $273 in the prior quarter. Clearly, these numbers are well above our targets, and do not reflect the true underlying economics of the operation. Production in the final quarter is expected to increase significantly, leading to a rapid improvement in unit costs.
Ballarat Gold Operations
For the first time, production included a contribution from Ballarat. During the quarter 15,371 tonnes of low grade pre-production ore was processed and 523 oz of gravity recovered gold was smelted to dore. Additional sulphide concentrate was added to the previously stockpiled material in readiness for the completion of the stage 2 leach circuit.
Progress on mine development continued with another record quarter of 1,069 metres of development completed including a record month of 450 metres. Preliminary civil works were completed and the shaft sink for the Golden Point ventilation shaft commenced with the shaft down 12.3 metres at quarter end.
Outlook
The industrial action in September reduced annual production by approximately 35,000 oz due to the one week work stoppage and then the ensuing seven day delay in resuming normal production.
In addition, the strike had further flow on effects in the remainder of the third quarter and into the fourth quarter. The interruption to mining operations meant that dewatering in the pit fell behind schedule, exacerbated by recent heavy rainfall. This meant that access to high grade ore was delayed in the fourth quarter. Ore grade during October was therefore significantly below expectations.
In the process plant, production in the fourth quarter has also been reduced by problems with the SAG mill in the direct feed circuit, and because the ore currently being treated is harder than usual.
As a consequence of these setbacks, production in the fourth quarter is expected to be about 220,000 oz, taking full year production to approximately 750,000 oz. While this is below initial expectations, it will still be a record year for the company.
Unit costs in the fourth quarter are expected to reduce significantly, compared with the third quarter, due to increased gold production and higher geothermal power generation. For the full year, total cash costs are expected to be in the upper $200s per ounce, which still positions LGL at the lower end of the cost curve.
At Ballarat, underground development rates are expected to increase as more development headings become available and we remain on target to commence commercial production in the second half of 2008.
While the third quarter was disappointing, we remain confident that the company is making good progress in reshaping and expanding the operation at Lihir, and bringing Ballarat on-stream. We continue to advance our long term growth strategy, which will deliver increasing production and declining unit costs over the coming years.
Arthur Hood
Managing Director
Third Quarter Production Report for the three months ended 30 September 2007 Page 3 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
A number of incremental process plant improvements progressed during the quarter.
OPERATOPNS REVIEW
Production Overview
Lihir operations

									Change
			Third	Second	First	Third	Second	First	Q3 2007
			Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	From
			2007	2007	2007	2006	2006	2006	Q2 2007
Mining	High grade ore mined	kt	1,047	2,029	1,430	1,069	446	506	-48%
	Economic grade ore mined	kt	283	1,335	1,522	1,032	344	580	-79%
	Material moved	kt	12,547	15,575	14,907	15,003	11,943	12,835	-19%

Processing	Ore milled	kt	1043	1,171	1,081	1,100	970	982	-11%
	Autoclave feed	kt	1033	1,200	1,117	965	970	982	-14%
	Autoclave grade	g Au/t	5.91	5.45	6.08	4.16	4.02	6.31	8%
	Recovery	%	82.5	90.6	90.2	89.7	90.3	90.4	-9%
	Gold poured(1)	oz	156,468	182,428	193,302	127,277	113,075	184,163	-14%
(i) Mining
Material movements in the quarter totalled 12.55 million tonnes, down 19% compared to the previous quarter, and taking year to date material movements to 43.0 million tonnes. Mining progress was affected by the industrial action in September, which caused one week of lost production, and by shovel breakdowns in July and August.
The focus of mining activity in the quarter was on the continued development of the Lienetz pit, which will provide the bulk of ore through to 2012. Development of Phase 8 advanced to enable multiple shovels on benches, and in Phase 6, a temporary ramp to the base of the pit was removed and a permanent ramp established.
Ore grade was slightly below levels indicated in the block model, offset by higher than expected tonnes, leading to a slight increase in contained ounces.
Exploration work during the quarter was focused on resource in-fill drilling in the eastern and northern areas of Lienetz. Outside of the existing resource area, work continued to examine geotechnical anomalies through rock chip and soil sampling.
Geothermal development work continued in the quarter, with three more wells installed, replacing wells mined out in the pit with more permanent steam supplies.
Geophysical studies of the geothermal field were completed and exploration drilling commenced.
Third Quarter Production Report for the three months ended 30 September 2007 Page 4 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
(ii) Processing
Good progress was achieved in the quarter in completing the commissioning of the flotation circuit and fine tuning the operation of the expanded facility. However, process plant performance was affected by unplanned maintenance in the Linde oxygen plant following a total plant shutdown in August. The work stoppage in September caused 14 days of lost production due to the seven day strike, and a further seven days before full oxygen production was restored.
While autoclave feed grade increased due to the beneficial impact of the flotation circuit, overall float circuit operating times and throughputs were lower than plan due to the industrial action, and because of commissioning setbacks in the flotation circuit ball mill. This in turn meant that overall autoclave feed grades were below expectations. The flotation circuit was available for full production from mid-August and was being fine-tuned to optimize throughputs and recovery rates.
Total recovery rates, including flotation feed and direct feed ores, were running at 82.5% in the quarter. The reduction from prior quarters was anticipated, due to the lower recoveries to be expected from ore processed through the flotation circuit.
The additional 10 t/hr oxygen plant commenced commissioning at the end of the quarter, taking total oxygen production to 84 t/hr.
A number of incremental process plant improvements were progressed during the quarter.
•	The conversion of a CCD thickener from a grinding thickener to a washing thickener, to reduce lime costs, has been completed.

•	Installation of an automated back up oxygen storage facility to provide a standby oxygen reservoir is expected to be completed in the current quarter.

•	The addition of a secondary Abon Sizer to the crushing circuit is proceeding to plan with commissioning expected in the first quarter of next year.
Third Quarter Production Report for the three months ended 30 September 2007 Page 5 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
At Ballarat, construction of stage 2 of the process plant, the leaching section, is now complete and is undergoing pre-commissioning.
Ballarat Goldfields
Mine Development
At Ballarat, progress on mine development continued with a record 1,069 metres of development completed during the quarter including a record month of 450 metres. Development remains on schedule for commercial production in the second half of 2008.

Mining		Q3 07	Q2 07	Q1 07	Q4 06
Underground development	m	1,069	1,064	894	989

Processing		Q3 07
Ore tonnes	t	15,371

Gold dore	oz	523

Gold sales	oz	1,089
Development remains focused on the main access headings (Woah Hawp and Prince) with good progress achieved during the quarter, including planned rehabilitation work in the upper level decline. Development rates are expected to continue to increase as more headings become available.
Work continued on key infrastructure projects including ventilation, power upgrades, dewatering, with site civil works commencing for site office and changehouse facilities. An on-site fibrecrete Batch Plant was commissioned and is now operating.
Construction of the Golden Point intake shaft commenced in earnest and the shaft was down 12.3 metres at quarter end. It is expected to be completed by the end of the September quarter 2008.
Third Quarter Production Report for the three months ended 30 September 2007 Page 6 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Processing
Material processed during the quarter was mostly low-grade ore accessed from the Prince and Woah Hawp declines.
Construction of stage 2 of the process plant, the leaching section, is now complete and is undergoing pre-commissioning. It is expected that leaching of sulphide concentrate will commence in November.
Geology
Resource definition drilling continued mainly from the Sulieman and Woah Hawp declines during the quarter. Significant assay results returned from this drilling are shown on the following long section.
Third Quarter Production Report for the three months ended 30 September 2007 Page 7 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
A total of 171,789 oz were sold in the quarter, up from 168,508 oz in the prior quarter, and including 1089 oz from Ballarat.
Resource Upgrade
Following the analysis of drilling results and trial mining activities at Ballarat East over the past 15 months, LGL has focused on refining the resource model to reflect the evolution from an exploration focus to a mining focus. This has improved the confidence in the resource estimate and has increased its Mineral Resources at Ballarat East. Indicated Resource increased 27% to 305,000 oz, and Inferred Resource was steady at 1.2 million oz.
Revenues
A total of 171,789 oz were sold in the quarter, up from 168,508 oz in the prior quarter, and including 1089 oz from Ballarat.
Revenue averaged $677/oz compared to $664/oz in the prior quarter. Towards the end of the quarter, enhanced revenues were realised as a result of a rising spot price. Revenues benefited from an absence of hedge deliveries, following the close-out of the hedge book earlier this year.
Costs
Unit costs at the Lihir operation increased due to the lower production and the large proportion of fixed costs in the expense base. Gross cash costs per ounce increased 26% to $497/oz, while total cash costs were at $358/oz, up from $273 previously.
Geothermal power production increased during the quarter, due to the expansion of the power station in the second quarter this year, and was running at an average of approximately 43 MW for the period. This is below nameplate capacity due to a short term deficit in steam supply as geothermal wells were decommissioned and replacement supply wells were installed. Increased HFO and diesel prices also contributed to rising costs.
Continued weakness in the US dollar led to increased costs in the quarter, as approximately 60% of costs are in Australian dollars or PNG Kina. Additional maintenance costs also were incurred due to shovel repairs and oxygen plant derimes.
As Ballarat is still in the development stage, costs continue to be capitalised. Revenue received from the sale of pre-production ounces has been offset in full against the cost of producing these ounces, with the costs excluded from unit cost calculations.
Financial data (Lihir operations)

					Change
		Third	Second	First	Q3 2007
		Quarter	Quarter	Quarter	From
		2007	2007	2007	Q2 2007
Gold sold	oz	170,700	168,508	188,621	1%
Price – cash	$/oz	677	664	537	2%
Price - cash & non- cash	$/oz	677	541	509	25%
Gold production	oz	156,468	182,428	193,302	(14%)
Gross cash cost	$/oz	497	394	373	26%
Total cash costs	$/oz	358	273	290	31%
Third Quarter Production Report for the three months ended 30 September 2007 Page 8 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: jforwood@ballarat-goldfields.com.au
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Issued capital
The current ordinary issued capital of the company is 1,904,497,244 ordinary shares, 161,527,405 B class shares, and 176,071 restricted executive shares
Directors
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Group Secretary
Stuart MacKenzie
Third Quarter Production Report for the three months ended 30 September 2007 Page 9 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of LGL, which may cause actual results to differ materially from those contained in this announcement. LGL can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources and Exploration Potential is based on information compiled by Charles Carnie and Bradley Cox. Charles Carnie is an employee of Lihir Gold Ltd, is a member of the Australian Institute of Geoscientists and is a Competent Person under the definition of the 2004 JORC Code. Bradley Cox is an employee of Lihir Gold Ltd, is a member of The Australasian Institute of Mining and Metallurgy and is a Competent Person under the definition of the 2004 JORC Code. Both Mr Carnie and Mr Cox consent to the publication of this information in the form and content in which it appears. The term Mineral Resources are used in accordance with their definitions in the 2004 JORC Code, which is available at www.jorc.org.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our
Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Third Quarter Production Report for the three months ended 30 September 2007 Page 10 of 10